EX-99.B9-mbsaa

                         AMENDMENT TO SERVICE AGREEMENT

This Amendment to the Service Agreement made this 16th day of January, 1996, by and between United Municipal Bond Fund, Inc. (the "Company") and Waddell & Reed, Inc. ("W&R").

WHEREAS, the Company and W&R have entered into a certain Service Agreement dated October 1, 1993, as amended September 1, 1994, which the parties now desire to amend to clarify that the Service Agreement, as amended, relates solely to the Class A shares of the Company, as such shares may now or in the future exist;

AND WHEREAS, the Company has adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 a Service Plan applicable to Class A shares.

NOW THEREFORE, it is mutually agreed as follows:

1. It is understood that the Service Agreement, as previously amended, is applicable only with respect to the Class A shares of the Company, as such shares may now or in the future exist.

2. The Company represents that this Amendment has been approved by vote of the Board of Directors of the Company and of the directors of the Company who are not interested persons of the Company and who have no direct financial interest in the operation of the Service Plan or this Agreement ("independent directors"), which was cast in person by such directors at a meeting called for the purpose of voting on approval of this Amendment.

3. It is understood that this Amendment is part of the aforesaid Service Agreement and is subject to continuation and termination as set forth in the Service Agreement and to the other provisions set forth therein.


                              UNITED MUNICIPAL BOND FUND, INC.


                              By:
                              ------------------------
                              Sharon K. Pappas

                              Waddell & Reed, Inc.


                              By:
                              -----------------------
                              Robert L. Hechler